UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 13, 2024

Sumitomo Mitsui Financial Group, Inc.

Notice Concerning Media Articles Regarding Stock Split

TOKYO, May 13, 2024 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby informs that articles of The Nikkei reported today concerning SMFG’s stock split were not based on announcement SMFG have made.

It is true that SMFG is considering the stock split, but nothing has been decided at this point.

If any facts pertaining to this matter are decided, a disclosure will be made in a timely and appropriate manner.